7 World Trade Center at 250 Greenwich St.
New York, New York 10007

Elizabeth M. McCarroll
Assistant General Counsel
Tel: 212.553.3664
Fax: 212.553.0084
E-mail: elizabeth.mccarroll@moodys.com

VIA FACSIMILE AND EDGAR

May 18, 2009

Ajay Koduri

Attorney-Advisor

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

Re:	Moody’s Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed March 2, 2009

File No. 1-14037

Dear Mr. Koduri:

As discussed on May 15, 2009 with our counsel, Gibson, Dunn & Crutcher LLP, we have received your correspondence dated May 6, 2009 in which you commented on the Form 10-K of Moody’s Corporation filed on March 2, 2009, and we expect to provide our response on or before June 5, 2009.

Sincerely,

/s/ Elizabeth M. McCarroll
Elizabeth M. McCarroll
Assistant General Counsel